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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                        PIONEER NATURAL RESOURCES COMPANY
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    723787107
                                 (CUSIP Number)


                                 March 23, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G

CUSIP No. 723787107

     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Richard E. Rainwater

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          (a)  [  ]
                                                                     (b)  [  ]

     3   SEC USE ONLY

     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

       NUMBER OF                 5        SOLE VOTING POWER
        SHARES                            5,268,804
     BENEFICIALLY
       OWNED BY                  6        SHARED VOTING POWER
         EACH                             247,710
       REPORTING
        PERSON                   7        SOLE DISPOSITIVE POWER
         WITH                             5,268,804

                                 8        SHARED DISPOSITIVE POWER
                                          247,710

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,516,514

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN


-----------------------

     (1) Based on 100,722,000 shares of Common Stock outstanding as of March 20, 1998.




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         The Schedule 13G previously filed by the reporting person on March 31,
1998 is hereby amended in order to correctly present the allocation of the reported securities between the reporting person and his spouse as of the original file date.

ITEM 1.

         No modification.

ITEM 2.

         No modification.

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with
                    240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:  5,516,514




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         (b)  Percent of class:  5.5%.

         (c)  Number of shares as to which each person has:

               (i)   sole power to vote or to direct the vote:  5,268,804

               (ii)  shared power to vote or to direct the vote:  247,710

               (iii) sole power to dispose or to direct the disposition of:
                     5,268,804

               (iv)  shared power to dispose or to direct the disposition of:
                     247,710

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Of the 5,516,514 shares of Common Stock reported herein by Mr. Rainwater, 109,324 shares are owned directly by Rainwater, Inc., of which Mr. Rainwater is the sole shareholder, and 247,710 shares (of which Mr. Rainwater disclaims beneficial ownership) are owned by Mr. Rainwater's spouse. Thus, Rainwater, Inc. and Mr. Rainwater's spouse have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 109,324 shares and 247,710 shares, respectively, of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.




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ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 18, 1998


                                    /s/ J. Randall Chappel
                                    --------------------------------------------
                                    Richard E. Rainwater
                                    By: J. Randall Chappel, Attorney-in-Fact




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